UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38278

Jianpu Technology Inc.

21/F Internet Finance Center,

Danling Street, Beijing

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianpu Technology Inc.

By	:	/s/ Yilü (Oscar) Chen
Name	:	Yilü (Oscar) Chen
Title	:	Chief Financial Officer

Date: June 17, 2022

Exhibit Index

Exhibit 99.1 – Jianpu Technology Inc. Reports First Quarter 2022 Unaudited Financial Results

Exhibit 99.2 – Correction of Previously Disclosed Non-GAAP Financial Measures and Reconciliation with the Corresponding GAAP Financial Measures

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